

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 19, 2016

David Porter
Chief Executive Officer
8tracks, Inc.
51 Sharon Street
San Francisco, California 94114

>   **Re: 8tracks, Inc.**
>   **Offering Statement on Form 1-A**
>   **Filed March 28, 2016**
>   **File No. 024-10537**

Dear Mr. Porter:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Preliminary Offering Circular Cover Page

1.   Please revise your cover page to include the issuer's phone number.

2.   We note your disclosure on page 10 and throughout your disclosure that your maximum offering is valued at $20,000,000. Please revise the table and your entire disclosure to reflect this.

Risk Factors, page 5

3.   Risk factor disclosure should provide enough detail to enable investors to understand the magnitude of the risk and the potential consequences. For example, please expand your risk factor focusing on your lack of consistent revenues to address that you have never paid dividends and do not intend to in the foreseeable future.

Dilution, page 8

4.   We note that the tables on pages 9-12 are based on a share price of $7.00. Please disclose the assumptions used to arrive at this price.

Management's Discussion and Analysis of Financial Condition and Results of Operations

5.   You did not provide a plan of operations. Please confirm that you generated revenue in each of the three fiscal years immediately before the filing of your offering statement. Otherwise, please provide your plan of operations for the 12 months following the commencement of the proposed offering. If this information is not available, please state the reasons for its unavailability.

Conversion to Common Stock, page 35

6.   We note your reference to an automatic conversion event as described in the Amended and Restated Certificate of Incorporation. Please provide more detail about this event in your disclosure. Consider adding separate risk factor disclosure if material to an investors' understanding of the risks inherent in the offering.

Other Terms, page 38

7.   Please disclose the maximum amount of compensation that the company is obligated to reimburse SI Securities, LLC.

Independent Auditor's Report, page 42

8.   We note that the auditor's report states that management's plans in regard to the Company's ability to continue as a going concern are described in note 2. However, we further note that note 2 on page 48 does not indicate management's plans. Please expand note 2 to include a discussion of management's plans.

Related Party Transactions, page 59

9.   Please disclose the name of each related party and the facts that give rise to the relationship. Refer to Instructions to Item 13(a).

Notes to Financial Statements
Accounts Receivable, page 50

10.   We note that accounts receivable reflect a significant portion of your total assets. Please disclose your policy for recording an allowance for doubtful accounts and the method used to evaluate collectability. If you do maintain an allowance for doubtful accounts, please also revise the caption for accounts receivable on the face of the balance sheet to reflect this disclosure.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Lahdan Rahmati, Law Clerk, at (202) 551-8199, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications